EXHIBIT 99.1

Note 1: Table I, Item 1: Restricted Stock Award granted January 12, 2004, pursuant to the Amended and Restated Chiquita 2002 Stock Option and
Incentive Plan (the "Plan") under the terms of an Employment Agreement dated January 12, 2004 between Mr. Aguirre and the Company (the "Employment Agreement"). The shares granted under this award will vest on January 11, 2008 if Mr. Aguirre is serving as a director of the Company or is employed by the Company or any of its subsidiaries (collectively, "Service") on that date (or if earlier, upon a Change of Control or upon his death or Disability, in each case as defined in the Employment Agreement). If, prior to January
11, 2008, Mr. Aguirre's Service with the Company terminates for Good Reason (as defined in the Employment Agreement) or is terminated by the Company other than for Cause (as defined in the Employment Agreement), then Mr. Aguirre will be entitled to receive all or a portion of the award, determined by multiplying the number of unvested shares covered by the award by a fraction, the numerator of which is one (1) plus the number of full and partial years elapsed from and including January 12, 2004 to the termination date and the denominator of which is four (4).